April 4, 2016

Lisa Krestynick
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Whiskey Acquisition, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 4, 2016
File No. 333-208620

Dear Ms. Krestynick:

As per your request, we are submitting a final amendment with an updated Auditor's consent.

In connection with the auditor's' consent for the Registration Statement on Form S-1/A, we confirm to the best of our knowledge and belief the following representations are made:
●	We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows, in conformity with generally accepted accounting principles.
●	There have been no Board of Directors meetings subsequent to August 20, 2015 through the date of this letter..
●	No events have occurred subsequent to September 30, 2015 that would require adjustment in the financial statements.
Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President and Chief Executive Officer
Whiskey Acquisition, Inc.